NEWS RELEASE

September 6, 2005

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

CARDERO ANNOUNCES PAMPA DE PONGO INFERRED RESOURCE OF

953 Million Tonnes @ 44.7% Fe.

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce the completion of an independent NI 43-101 compliant mineral resource estimate at its 100% owned Pampa de Pongo Iron Deposit, southern Peru.

The independent resource estimate concluded that the Pampa de Pongo deposit contains an Inferred Resource of approximately 953 million tonnes averaging 44.7% Fe, 0.12% Cu, 0.09 g/t Au based on the results of the 2004-2005 drill campaign, 3D magnetic modeling as well as prior drill results obtained by Rio Tinto plc.

The Inferred Resource is contained in two main zones referred to as the Central and South Zones respectively.

Inferred  Mineral Resource, Pampa de Pongo Property

Zone	Inferred (million tonnes)	Fe (%)	Cu (%)	Au (g/T)
Central	848	44.9	0.12	0.07
South (East Block)	100	43.0	0.15	0.22
South (West Block)	5	43.8	0.27	0.26
Total	953	44.7	0.12	0.09

For the resource estimate the definitions and guidelines for Resource and Reserve estimates as set out and adopted by the CIM Council on August 20, 2000 (the “CIM Standards”) were utilized.   According to the CIM Standards, an Inferred Resource can be estimated on “geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity”.

The following are some of the key characteristics of Pampa de Pongo that provide a high level confidence in the Inferred Resource estimate:

1.

Simple replacement style of mineralization with good continuity of magnetite mineralization in drill intercepts and good apparent continuity from hole to hole.

2.

Thick mineral intercepts that locally exceed 300 meters in length.

3.

Simple shape with relatively sharp mineralization boundaries.

4.

Type and style of the mineralization are similar to the subjacent operating Marcona Iron Mine.

5.

High sensitivity 3D magnetic data that exhibits excellent correlation with magnetite mineralization and enables definition of mineralized boundaries with a high level of confidence.

6.

Minor dyking or post mineral faults intersected to date.

Anamet Services undertook preliminary characterisation tests and determinations of magnetite content on behalf of Rio Tinto plc.  The test work indicated that the samples varied between 68 and 92 weight percent magnetite with an average of 74.9%.  Furthermore the results suggest that a very high degree of liberation could be achieved at a grind size that would be appropriate to yield a <150µm sized final product.  The summary of the report indicates that the ore could be easily concentrated to a commercial level (66 to 69%) through a low intensity magnetic separation (LIMS) operation.

The size and characteristics of the deposit as well as the nature of the hanging wall units suggest that it could be amenable to underground block caving such as that successfully employed at LKAB’s Kiruna Iron Mine, Sweden.

Although Cardero is encouraged by the results to date, it is important to realize that there has been insufficient drill testing to define any National Instrument 43-101 compliant mineral reserve.  It is important to note the fact that mineral resources which are not mineral reserves, such as those discussed here, do not have demonstrated economic viability.

Current estimates by industry executives conclude that the world is facing an iron ore supply gap of approximately 40 million metric tonnes a year, which is unlikely to be met before 2008.  Recently announced iron ore contract price increases by major producers include 71.5% for non-agglomerated ore (i.e. Rio Tinto’s Hamersley Iron - fine US$61.71 per dry metric tonne unit and lump US$78.77 per dry metric tonne unit) and 86% for pellets (i.e. Nibrasco - pellet US$108.57 per dry metric tonne unit).

Given that the project is located within the sparsely populated Peruvian coastal desert and subjacent to the well established Marcona mining district, the company does not anticipate any negative socio-political and / or environmental permitting issues at the present time.  Cardero is presently preparing a definition drill campaign designed to take Pampa de Pongo from an Inferred to an Indicated Resource category.

Dr. Jan Helsen, P. Geo. an independent Qualified Person conducted the Inferred Resource Estimate summarized in this press release.

The work program at Pampa de Pongo was designed and supervised by Gary D. Belik, P. Geo. who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph each individual borehole prior to preparing the split core which is sealed and shipped to ALS Chemex Peru for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

The Company is well financed with $15 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not an offer to buy or sell securities in the United States